Filed with the Securities and Exchange Commission on December 18,
2000 and amended on August 7, 2002.
Registration No. 0-32131

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


FORM 10-SB/A

General Form for Registrants of Securities of Small Business
Issuers
Under Section 12 (b) or (g) of the Securities Exchange Act of
1934

TILLMAN INTERNATIONAL, INC.
(Name of Small business Issuer in its charter)

UTAH
State or other jurisdiction of Incorporation or organization.

87-0429950
I.R.S. Employer Identification No.

350 South 400 East, No. 105
Salt Lake City, Utah 84111
(Address of principal executive offices)(Zip code)

Issuer's telephone number: (801)532-6202

Securities to be registered under Section 12 (b) of the Act:
Title of each security            Name of each exchange on which
to be registered:                 Each class is to be registered:
 N/A                               N/A

Securities to be registered under Section 12 (g) of the Act:
Common Stock, par value of $.001 per share.
  (Title of class)

                   TILLMAN INTERNATIONAL, INC.
                            FORM 10-SB
                        TABLE OF CONTENTS

                                                            PAGE
                              PART I
ITEM 1. Description of the Business                           3

ITEM 2. Management's Discussion and Analysis of
        Plan of Operation                                     6

ITEM 3. Description of Property                               9

ITEM 4. Security Ownership of Certain Beneficial Owners
        and Managers                                          9

ITEM 5. Directors, Executive Officers, Promoters,
        And Control Persons                                   9

ITEM 6. Executive Compensation                               11

ITEM 7. Certain Relationships and Related Transactions       11

ITEM 8. Description of Securities                            11

                             PART II
ITEM 1. Market Price of and Dividends on Registrant's
          Common Equity and Other Shareholder Matters        12

ITEM 2. Legal Proceedings                                    13

ITEM 3. Changes in and Disagreements with Accountants        13

ITEM 4. Recent sales of unregistered securities              13

ITEM 5. Indemnification of Directors and Officers            14

                             PART F/S
Financial statements                                         15

                             PART III
ITEM 1. Index to Exhibits

ITEM 2. Description of exhibits

Signatures



                              PART I

Item 1. Business Development

  Tillman International, Inc. (the "Company") was organized on November 21, 1985, under the laws of the State of Utah, having the purpose of any lawful business. In approximately March 1986 the Company sold 5,000,000 shares of its common stock at $.02 per share in an offering pursuant to Rule 504 and Section 3(b) of the Securities Act of 1933 and which offering was registered with the Utah Division of Securities. The Company realized net proceeds of approximately $78,000. The Company invested in a miniature car race track in Las Vegas, Nevada, which venture was unsuccessful.

  The Company intends to pursue other opportunities. Once the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, it intends to seek potential business opportunities with the intent to acquire or merge with such business. The Company is considered a development stage company and is a "shell" corporation. As of December 31, 1999, the Company had no assets and current liabilities of $100.

  If the Company acquires or merges with an operating business, it is likely that the Company's current shareholders will experience substantial dilution and there will be a change in control of the Company.

  The Company voluntarily filed the registration statement on Form 10-SB to make information concerning itself more readily available to the public and to become eligible for listing on the OTCEBB sponsored by the National Association of Securities Dealers, Inc. Management further believes that being a reporting company under the Exchange Act will enhance the Company's efforts to acquire or merge with an operating business.

  In filing this registration statement the Company will be obligated to file certain interim and periodic reports including an annual report with audited financial statements.

  Any company that is merged into or acquired by the Company will become subject to the same reporting requirements as the Company. Thus, if the Company successfully completes an acquisition or merger, that company must have audited financial statements for at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits the Company's possible acquisitions or merger because private companies either do not have audited financial statements or are unable to produce audited statement without delay and expense.

  The Company's principal offices are located at the office of its president at 350 South 400 East, Suite 105, Salt Lake City,
Utah 84111 and its telephone number is (801)532-6200.

Company's Business

  The Company has no recent operating history. No representation is made, and none is intended, that the Company has the ability to carry on future business activities successfully. Further, there is no assurance that the Company will have the opportunity to merge with or acquire an operating business, a business opportunity or assets that will be of material value to the Company.

  Management intends to investigate, research and, if it is deemed to be advisable, acquire or merge with one or more businesses or business opportunities. Presently the Company has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature or type of any possible future acquisition or merger. Management has broad discretion in its search for and negotiation with any potential business or business opportunity.

Sources

  Management intends to use various sources and resources in the search for potential business opportunities including, but not limited to the Company's officers and directors members of the financial community, and consultants. The Company presently has no intention of hiring a consultant or consultants but reserves the right to do so if deemed advisable. Because of the Company's lack of resources the Company will be unable to retain for a fee any professional firms specializing in business acquisitions and reorganizations. Most likely the Company will have to rely on outside sources, not otherwise associated with the Company, that will accept compensation only upon a successful acquisition or merger.

  The Company will not limit its search to any specific industry or type of business. The Company may investigate and acquire a venture that is in its preliminary or development stage, is already in operation, or in various stage of its corporate existence or development. Management is unable to determine the status or nature of any venture in which the Company may participate. A potential venture may need additional capital or equity or may merely desire to have its shares publicly traded. Mostly likely the acquisition or merger would involve an operating business desiring to have a public trading market for its shares. Management believes that the Company could provide such an opportunity for a private operating business to become a publicly held corporation without the time and expense typically associated with an initial public offering.

Process of Evaluation

  Once a possible merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed. This determination will be based on management's knowledge and experience, in evaluating the preliminary information available to them. Management may also engage other to assist in the analysis of the business opportunities. Because of the Company's lack of resources it is unlikely it will have funds for a complete and exhaustive investigation and evaluation. It is unlikely that the Company will receive a fairness opinion regarding any business opportunities.

  In the evaluation consideration will be given to several factors including but not limited to potential benefits to the Company, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential and other factors deemed relevant to the specific circumstances.

  All potential risks cannot be identified because the Company has not yet identified any specific business opportunity. No assurance can be given that following an acquisition or merger that the venture will be successful or even develop into a going concern or if the business is already operating, that it will continue operating successfully or at a profit. Many potential business opportunities involve new and untested products, processes or market strategies which may fail.

Potential Acquisition or Merger Structure

  The Company is unable to determine the manner in which it may participate or be a part of a business opportunity. Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition or merger will be determined. The manner in which the Company participates will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership. The Company does not intend to participate in business opportunities through the purchase of minority stock positions. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

  With limited assets and no recent operating history it is anticipated that if the Company successfully enters into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company in the transaction. Management has not set any guideline as to the amount of control it would offer to prospective business opportunities. Management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Government Regulation

  The Company's business activities are subject to general governmental regulations.

Competition

     The Company faces competition from numerous other companies that are seeking an acquisition and business opportunity. Some of these companies have significant liquid assets which may provide a competitive advantage to those companies. No assurance can be given that the Company will successfully find a suitable acquisition.

Facilities, Equipment and Employees

  The Company's offices are located at the office of its president in Salt Lake City, Utah. The Company has no employees.

  The Company believes that inflation has little impact on its business affairs.

Item 2.  Management's Discussion and Analysis of Plan of
Operation

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

  The Company is a development stage company as it has limited assets, operations and income. The costs and expenses of filing this registration statement will be paid by a Company officer.
It is believed that only limited capital will be required to maintain the Company's operations and any funds needed in the immediate future will be provided by the officers and directors of the Company. Nevertheless, unless the Company is able to accomplish an acquisition or merger with an operating business or is able to obtain significant financing there is substantial doubt and concern about the Company's ability to continue as a going concern.

  Management believes that inflation has not and will not have a material effect on the Company's operations. When the Company accomplishes a merger or acquisition management will evaluate the possible effects of inflation on operations and its business.

Plan of Operation

  During the next year the Company will investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. Generally management will follow the procedures discussed in Item 1 above. Because the Company has no funds, it may be necessary for the officers and directors to advance funds or accrue expenses until a future time. For the next twelve months a Company's officer will provide the funds needed for an audit and to pay any necessary fees or taxes. Management intends to operate on limited funds. If the Company determines to employ outside advisers or consultants in its search for business opportunities, the Company may have to attempt to raise additional funds. As of this date the Company has no plans to engage outside advisers or consultants or to attempt to raise additional capital. If the Company seeks to raise capital, most likely it would attempt a private placement of its securities. Because of the Company's current status, a public sale of securities or borrowing from conventional sources are unlikely. No assurance can be given that the Company will be able to obtain any funding if it determines funding is need or that such funding could be obtained on terms acceptable to the Company. As of December 31, 1999, the Company had no current assets and current liabilities of $100.

  For the year ended December 31, 1999, and for the period ended September 30, 2000, there were no revenues and expenses for calendar year 1999 were $100 with a net loss of $(100) and for the nine month period ended September 30, 2000, the Company had no expenses.

Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "earning Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share." SFAS no. 128 provides for the calculation of "Basic" and Dilutive" earnings per share. Basic earnings per share includes no dilution is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and No. 129 are effective for financial statements issued for periods ending after December 15, 1997.

  The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers.
SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

  SFAS Nos. 130 and 131 are effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated.
Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

  In the opinion of management, inflation has not had a material effect on the operations of the Company.

Year 2000 Issues

  Because of the limited nature of the Company's operations, the Year 2000 issues did not affect the Company. The Company has not incurred any expenses nor does it need to incur any expense to make its operational capability in compliance with any Year 2000 issues.

Risk Factors and Cautionary Statements

  This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: the ability of the Company to maintain a sufficient customer base to have sufficient revenues to fund and maintain its operations., the ability of the Company to meet its cash and working capital needs, to have sufficient revenues to continue operations.

Item 3. Description of Property

  This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10 SB.

Item 4. Security Ownership of Certain Beneficial Owners and
Management

  The following table sets forth information, to the best of the Company's knowledge, as of September 30, 1999, with respect to each person known by the Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address         Amount and Nature of           Percent
of Beneficial Owner      Beneficial Ownership         Of Class(1)

Wallace Boyack                    800,000                   51
350 So. 400 East No.105
Salt Lake City, Utah 84111

  All Executive Officers &         800,000                  51
  Directors as a Group

  (1) Based on 1,575,500 shares of common stock outstanding as of September 30, 2000.

Item 5. Directors, Executive Officers, Promoters, and Control
Persons

  The executive officers and directors of the Company are as follows:

     Name, Age and Office
     Wallace Boyack, 60, Director, President, and Chief Financial
     Officer.
     350 South 400 East, No. 105, Salt Lake City, Utah 84111

     Thomas Harkness, 57, Director and Secretary.
     40 South 600 East, Salt Lake City, Utah 84102

      Jacki Bartholomew, 40, Director
     350 South 400 East, No. 105, Salt Lake City, Utah 84111

  The following are biographical summaries of the experience of the officers and directors of the Company and control persons as of August 7, 2002.

  Wallace T. Boyack, age 60, graduated from the University of Utah College of Business receiving in 1966, a Bachelor's Degree in Accounting and a Master of Business Administration, and was graduated from Georgetown University Law Center in 1971, holding a Juris Doctorate. Since 1981, Mr. Boyack has been an attorney in private practice as a lawyer.

  Thomas L. Harkness, age 57, was graduated from the University of Utah receiving a bachelor's degree in accounting in 1968. Mr Harkness is licensed as a certified public accountant. Since 1981 Mr. Harkness has been engaged in private practice as an accountant.

   Jacki Bartholomew, age 40, graduated from the University of Phoenix in 1998 receiving a bachelor's degree in business management. For the past five years, Ms. Bartholomew has been employed as a product specialist and an account executive with companies providing software to the health care industry. Ms. Bartholomew also provides training and assistance to data processing personnel.

     Wallace T. Boyack may be deemed a "promoter" of the Company as that term is defined in the Securities Act of 1933, as amended.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

  None of the officers or directors of the Company has during the past five years, been involved in any events (such as petitions in bankruptcy, receivership or insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

  As of September 30, 2000, and presently the Company had and has no employment contracts with any officers or directors. No one was paid a salary and received compensation in any form of $60,000 or more in any year since operations began.

Officer and Director Compensation

  The Company's directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

Item 6. Executive Compensation

  The Company has not paid any compensation either as salary or benefits to any officer or director. since inception other than the Agreement between the Company and Ms. Lindquist for the production of the music tape and CD.

Item 7. Certain Relationships and Related Transactions.

  During year ended December 31, 1999, and the nine month period ended September 30, 2000, there were no related transactions.
The Company's president has provided the funds for the audit and other corporate requirements.

Item 8. Description of Securities

  The following table sets forth the capitalization of the
Company as of September 30, 2000.
                                             PRESENT AMOUNT
TITLE OF CLASS      AMOUNT AUTHORIZED        OUTSTANDING



Common Stock             40,000,000               1,557,500
(par value of $.001 per share)



                   DESCRIPTION OF COMMON STOCK

  The Company is presently authorized to issue up to 40,000,000 shares of stock, par value of $.001 per share. As of September
30, 2000, the Company had 1,557,500 shares of common stock issued and outstanding.

  All shares of stock, when issued, will be fully-paid and nonassessable. All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Restated Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Utah for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders meeting if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.

Part II

Item 1. Market Price of Dividends on the Registrant's Common
Equity and Other Shareholder Matters

  No shares of the Company have previously been registered with the Securities and Exchange Commission. The Company's shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board or in the "Pink Sheets" published by the National Quotations Bureau. When the Company's Form 10 becomes effective and is comment free, the Company will attempt to be listed on the Electronic Bulletin Board or other listing medium. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended and the NASD. It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for the Company's shares to be published by such service and any trades that may occur. Prior to the date hereof the Company's shares have not traded. If and when the Company's shares are listed the share prices may be volatile and subject to broad price movements.

  Further, the Company's shares are subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

  Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

  For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, he rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules may restrict the ability of broker-dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

  As of September 30, 2000, there were approximately 110 holders of record of the Company's common stock.

  In the future persons who may be deemed affiliates of the Company (as the term "affiliate"is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

Dividend Policy

  The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The company currently intends to retain and invest any future earning to finance operations.

Item 2. Legal Proceedings

  There are no legal proceedings pending against the Company.

Item 3. Changes in and disagreements with Accountants

  There have been no changes in or disagreements with accountants.

Item 4. Recent Sales of Unregistered Securities

  There have been no recent sales of unregistered securities.

Item 5. Indemnification of Directors and Officers

  As permitted under the statutes of the State of Utah and the Company's Restated Articles of Incorporation the Company has the obligation to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer is liable to the Company or was negligent was liable for negligence or misconduct in the performance of his duty.

Transfer Agent

  The Company's Transfer Agent is Nevada Agency and Trust
Company, 50 West Liberty, Suite 880, Reno, Nevada 89501, telephone number 775-322-0626.

PART F/S

  The Company's financial statements for the fiscal years ended
December 31, 1999 have been audited by Crouch, Bierwolf &
Associates. The financial statements include numbers for the nine month period ended September 30, 2000, which are unaudited.




















                   Tillman International, Inc.
                     (formerly Sabre, Inc.)
                      Financial Statements
                 September 30, 2000 (unaudited)
                               and
                        December 31, 1999


  [Letterhead}



                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Tillman International, Inc.
(formerly Sabre, Inc.)

We have audited the accompanying balance sheet of Tillman International, Inc. (a Utah Corporation) as of December 31, 1999, and the related statements of income, retained earnings, and cash flows for the period December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tillman International, Inc., at December 31, 1999, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Tillman International, Inc., will continue as a going concern. As discussed in Note 8 to the financial statements, Tillman International, Inc., has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The September 30, 2000 financial statements were reviewed by us, we are not aware of material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.




Crouch, Bierwolf & Associates
October 20, 2000

                    Tillman International, Inc.
                        (formerly Sabre, Inc.)
                            Balance Sheets


                               ASSETS

                                             September 30,     December 31,
                                                2000              1999
                                             (unaudited)

CURRENT ASSETS                              $     -            $    -

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Taxes payable                              100              100

     Total Current Liabilities                  100              100


STOCKHOLDERS' EQUITY

     Common Stock 40,000,000 shares
        authorized at $.001 par value;
        1,557,500 shares issued and
        outstanding                            1,557            1,557
     Capital in Excess of Par Value           (1,657)          (1,657)
     Deficit accumulated during development
     stage, since December 31, 1999 (Note 5)      -                -

     Total Stockholders' Equity                 (100)            (100)
                                            $     -            $   -




The accompanying notes are an integral part of these financial statements

                    Tillman International, Inc.
                       (formerly Sabre, Inc.)
                      Statements of Operations


                               For the Nine                      For the Year
                                Months Ended                       Ended
                               September 30,                     December 31,
                                  2000                              1999
                               (unaudited)
REVENUE                      $      -                            $     -


EXPENSES

  General and Administrative        -                                   -

  Total Expenses                    -                                   -

NET INCOME (LOSS) - Before Taxes    -                                   -

axes (Note 2)                       -                                  100

INCOME (LOSS)                $      -                            $    (100)

Loss Per Common Share
  (Note 1)                   $      -                            $     -

Average Outstanding Shares
  (Note 1)                       1,468,911                            1,457,500


The accompanying notes are an integral part of these financial statements

                    Tillman International, Inc.
                       (formerly Sabre, Inc.)
                 Statements of Stockholders' Equity
         From December 31, 1998 through September 30, 2000


                                                       Capital in
                              Common        Common     Excess of   Accumulated
                              Shares        Stock      Par Value   Deficit

Balance at December 31,
 1998                       1,457,500       $1,457     $107,843    $(116,500)

Shares issued for relief
 of debt for $.07 (Note 6)    100,000          100        7,100         -

Net loss for December 31,
 1999                            -               -          -           (100)

Quasi Reorganization
 (Note 5)                        -               -     (116,600)      116,600

Balance at December 31,
  1999                       1,557,500       1,557       (1,657)         -

Net loss for the Period
 (unaudited)                     -               -          -            -

Balance,
   September 30, 2000
   (unaudited)               1,575,500      $1,557     $ (1,657)   $      -


The accompanying notes are an integral part of these financial statements

                    Tillman International, Inc.
                       (formerly Sabre, Inc.)
                      Statements of Cash Flows


                                     For the Nine       For the Year
                                     Months Ended       Ended
                                     September 30,      December 31,
                                     2000               1999
                                     (unaudited)
CASH FLOWS FROM
     OPERATING ACTIVITIES
     Net Income (Loss)                $   -             $   (100)
     Increase (Decrease)
     in Accounts Payable/Interest
     Payable                              -                   100
                                          -                    -

CASH FLOWS FROM
  INVESTING ACTIVITIES                    -                    -

CASH FLOWS FROM
  FINANCING ACTIVITIES
  Issuance of Common Stock for Cash       -                    -
     Issuance of Note Payable for Cash    -                    -
                                          -                    -

INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                    -                    -

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF PERIOD             -                    -

CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                    $   -             $      -

CASH PAID DURING THE PERIOD FOR:
     Interest                         $   -             $      -
     Income Taxes                     $   -             $      -


The accompanying notes are an integral part of these financial statements

                    Tillman International, Inc.
                     (formerly Sabre, Inc.)
                Notes to the Financial Statements
                       September 30, 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     Organization and Business - Sabre, Inc. (the "Registrant" or the "Company") was incorporated in Utah on November 21, 1985, as Sabre, Inc. for the purpose of seeking and consummating a merger or acquisition with a business entity organized as a private corporation, partnership, or sole proprietorship.

     Earnings (Loss) Per Share The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

NOTE 2 -INCOME TAXES

     The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended September 30, 2000 and was applied retroactively. Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

     Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting
     purposes.   There were no temporary differences at September 30, 2000
     and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

     The Company has cumulative net operating loss carryforwards of approximately $100,000 at September 30, 2000. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at September 30, 1999 have been offset by valuation reserves of the same amount.

     The Company has available approximately $100,000 in net operating loss carryforwards that will begin to expire in the year 2005.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.





                   Tillman International, Inc.
                     (formerly Sabre, Inc.)
                Notes to the Financial Statements
                       September 30, 2000


NOTE 4 - REVERSE STOCK SPLIT/RECAPITALIZATION

     During the year ended December 31, 1999, the Board of Directors authorized a 10 for 1 reverse split.

NOTE 5 - QUASI REORGANIZATION

     On September 19, 2000, the Stockholders of the Company approved the following plan of informal quasi reorganization:

     (1) The accumulated deficit of December 31, 1999 is charged off to additional paid in capital.

     This transaction resulted in the elimination of $116,600 of accumulated deficit at the date of reorganization and a decrease in additional paid in capital of $116,600 .

     The following schedule summarizes the changes in retained earnings:

               Balance 1999 (pre quasi)           $     (116,600)
               Quasi reorganization                      116,600
               Balance December 31, 1999 (restated)    $    -

NOTE 6 - COMMON STOCK

     On March 11, 1999 the Company issued 100,000 shares in relief of indebtedness at a value of $.07 per share.


EXHIBITS

No.     Description
3(i)    Articles of Incorporation - previously filed.
 (ii)   Bylaws - previously filed.



Signatures
  In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         TILLMAN INTERNATIONAL, INC.

                         Date: August 7, 2002


                         By s/Wallace Boyack
                         Wallace Boyack, President and Chief
                         Financial Officer